Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in millions)
Net income before income tax expense and cumulative effect of changes in accounting principles	$11,639	$9,274	$11,002	$25,363	$9,445
Add:
Total interest expense	50,595	51,916	54,916	55,779	66,502
Interest factor in rental expenses	3	2	5	4	4
Earnings, as adjusted	$62,237	$61,192	$65,923	$81,146	$75,951
Fixed charges:
Total interest expense	$50,595	$51,916	$54,916	$55,779	$66,502
Interest factor in rental expenses	3	2	5	4	4
Total fixed charges	$50,598	$51,918	$54,921	$55,783	$66,506
Senior preferred stock and preferred stock dividends(1)	7,437	5,510	19,610	47,591	7,229
Total fixed charges including preferred stock dividends	$58,035	$57,428	$74,531	$103,374	$73,735
Ratio of earnings to fixed charges(2)	1.23	1.18	1.20	1.45	1.14
Ratio of earnings to combined fixed charges and preferred stock dividends(3)	1.07	1.07	—	—	1.03

(1)
Senior preferred stock and preferred stock dividends represent pre-tax earnings required to cover any senior preferred stock and preferred stock dividend requirements computed using our effective tax rate.

(2)	Ratio of earnings to fixed charges is computed by dividing earnings, as adjusted by total fixed charges.

(3)
Ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings, as adjusted by total fixed charges including preferred stock dividends. For the ratio to equal 1.00, earnings, as adjusted must increase by $8.6 billion, $22.2 billion for the years ended December 31, 2014, and 2013, respectively.